SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A
Amendment No. 1

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

METRIC PARTNERS GROWTH SUITE INVESTORS, L.P.,

a California Limited Partnership
(Name of Subject Company)

METRIC PARTNERS GROWTH SUITE INVESTORS, L.P.

a California Limited Partnership
(Names of Persons Filing Statement)

LIMITED PARTNERSHIP ASSIGNEE UNITS

(Title of Class of Securities)

59159T 10 1

(CUSIP Number of Class of Securities)

Herman Howerton
SSR Realty Advisors, Inc.
One California Street, Suite 1400
San Francisco, CA 94111
Telephone Number: (415) 678-2000

(Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Reed Smith Crosby Heafey LLP
Attention: Kenneth J. Philpot
Two Embarcadero Center, Suite 2000
San Francisco, CA 94111
Telephone Number: (415) 543-8700

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 8. Additional Information.
Item 9. Exhibits
SIGNATURE
Exhibit (a)(4)
Exhibit (a)(5)
Exhibit (a)(6)
Exhibit (a)(7)
Exhibit (a)(8)

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on May 28, 2003 (the “Schedule 14D-9”) by Metric Partners Growth Suite Investors, L.P., a California Limited Partnership (the “Partnership”) relating to the tender offer by Kenneth E. Nelson (the “Offeror”) to purchase 30,000 Units of the Partnership, at $86.00 for each Unit, net to the seller in cash, less the amounts of any distributions declared or paid from any source by the Partnership with respect to the Units after January 1, 2003 (without regard to the record date), plus a release of certain litigation claims, upon the terms and conditions set forth in an Offer to Purchase and related Agreement of Sale and Assignment which were attached as Exhibits to the Tender Offer Statement on Schedule TO dated May 14, 2003, as such Schedule TO was amended by Amendment No. 1 dated June 25, 2003 as filed with the Securities and Exchange Commission on June 26, 2003 (as amended, the “Schedule TO”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

     Item 8 is hereby amended by amending and restating the section under the heading “Tender Offer Litigation” as follows:

     Tender Offer Litigation

     In light of the inaccuracies and material misstatements and omissions in the Offer documents and in the Solicitation Statement and the inherent unfairness of the proposed Offer, the Partnership filed an action on May 28, 2003 in the United States District Court, Northern District of California, in San Francisco, California against the Offeror requesting the Court to enjoin the consent solicitation and the Offer under the present terms until such time as the Offeror has revised his disclosure and the structure of the Offer to be not misleading and not unfair to the Unit holders. A copy of the complaint filed in the action is filed as Exhibit (a)(5) and is incorporated herein by this reference. On June 3, 2003 the Partnership filed an ex parte application for a temporary restraining order and order to show cause why a preliminary injunction should not issue with respect to the Offer and the consent solicitation. A copy of the ex parte application and the related Memorandum of Points and Authorities in support of the ex parte application are filed as Exhibits (a)(6) and (a) (7), respectively, and are incorporated herein by this reference. A hearing on the motion was held by the Court on June 20, 2003. At the hearing the Court found that the Offer and the consent solicitations violated the provisions of the Limited Partnership Agreement that required a written request of Unit holders holding at least 10 percent of the Units to call for a vote of the Unit holders. On June 27, 2003 the Court issued a formal order enjoining the Offeror from taking any further action in support of his Offer and consent solicitations, except that the Offeror is permitted to attempt to convene a vote of Limited Partners in accordance with the terms of the Limited Partnership Agreement. A copy of the Court order is filed as Exhibit (a)(8) and is incorporated herein by this reference.

Item 9. Exhibits

     Item 9 is amended by adding the following exhibits:

Exhibit Number	Description

(a)(4)	Letter to Unit holders, dated June 30, 2003.

(a)(5)	Complaint filed by Metric Partners Growth Suite Investors, L.P. on May 28, 2003 in the United States District Court, Northern District of California, against Kenneth E. Nelson.

(a)(6)	ExParte Application filed by Metric Partners Growth Suite Investors, L.P. on June 3, 2003 in the United States District Court, Northern District of California.

(a)(7)	Memorandum of Points and Authorities in support of ex parte application filed by Metric Partners Growth Suite Investors, L.P. on June 3, 2003 in the United States District Court, Northern District of California.

(a)(8)	Temporary Restraining Order issued in the United States District Court, Northern District of California against Kenneth E. Nelson, dated June 27, 2003.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2003	METRIC PARTNERS GROWTH SUITE INVESTORS, L.P., a California Limited Partnership

	By:	Metric Realty, an Illinois general partnership, its Managing General Partner

By:	SSR Realty Advisors, Inc., a Delaware corporation, its Managing General Partner

By:	/s/Herman H. Howerton

Herman H. Howerton its Managing Director, General Counsel